

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 29, 2020

Britton Worthen
Chief Legal Officer
Nikola Corporation
4141 E Broadway Road
Phoenix, AZ 85040

>   **Re: Nikola Corporation**
>   **Registration Statement on Form S-1**
>   **Filed June 15, 2020**
>   **File No. 333-239185**

Dear Mr. Worthen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed June 15, 2020

General

1.   Your registration statement covers the issuance by you of up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the "Private Warrants") originally issued in a private placement. We also note that you are registering the resale by the selling securityholders of up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02. Please clarify the securities that you are registering. In that

regard, we note that in the fee table you have listed the Private Warrants as securities being registered in this offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing